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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)




                        American Oil and Gas Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   028711109
                                 -------------
                                 (CUSIP Number)


                                Robert Rothberg
                       Vice President and General Counsel
                               Cabot Corporation
                                75 State Street
                             Boston, MA 02109-1806
                                 (617-345-0100)
                       ----------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




                                 July 13, 1994
                                 -------------
            (Date of Event which Requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: /_/

Check the following box if a fee is being
paid with this statement: /_/
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CUSIP No. 028711109                                         Page 2 of 4 Pages
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_______________________________________________________________________________

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification
      No. of Above Person                                   Cabot Corporation
                                                                  04-2271897
_______________________________________________________________________________
(2)   Check the Appropriate Box if a Member of
      a Group                                               (a)______________
                                                            (b)      x
                                                               ______________
_______________________________________________________________________________
(3)   SEC Use Only
_______________________________________________________________________________
(4)   Source of funds

      00
_______________________________________________________________________________
(5)   Check Box if Disclosure of Legal Proceedings is Required     ------
      Pursuant to Items 2(d) or 2(e)                               ------
______________________________________________________________________________
(6)   Citizenship or Place of Organization                 Delaware
______________________________________________________________________________
(7)   Sole Voting Power                                        0
______________________________________________________________________________
(8)   Shared Voting Power                                      0
______________________________________________________________________________
(9)   Sole Dispositive Power                                   0
______________________________________________________________________________
(10)  Shared Dispositive Power                                 0
______________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person                                         0
______________________________________________________________________________
(12)  Check Box if the Aggregate Amount in Row (11)                 ------
      Excludes Certain Shares (See Instructions)                    ------
_______________________________________________________________________________
(13)  Percent of Class Represented by Amount
      in Row 11                                        0%
______________________________________________________________________________
(14)  Type of Reporting Person (See Instructions)      CO
_______________________________________________________________________________
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CUSIP No. 028711109                                         Page 3 of 4 Pages
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     This Amendment No. 6 amends and terminates the Schedule 13D filed with the Commission on November 24, 1989, and as amended on February 6, 1990, July 19, 1991, July 8, 1992, February 19, 1993 and March 24, 1994, by Cabot Corporation ("Cabot"). This Schedule 13D as originally filed with the Commission was also filed on behalf of Cabot Energy Corporation ("Energy") and Cabot Transmission Corporation ("Transmission"). The Schedule 13D is hereby amended to add the following:


ITEM 4.    PURPOSE OF TRANSACTION.

           See Item 5 below.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           On July 13, 1994, Cabot ceased to be the beneficial owner of any class of securities of American as a result of the merger (the "Merger") of American into a wholly-owned subsidiary of K N Energy, Inc., a Kansas corporation ("K N").

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Certain of the provisions of the Standstill Agreement between American and Cabot (described in Item 4 of earlier Amendments to this Schedule
13D) were terminated by American on July 13, 1994, in connection with the Merger. Registration rights provided under the Standstill Agreement and under a Warrant Shares Registration Rights Agreement between American and Cabot were not terminated and were assumed by K N in connection with the Merger.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Letter from American Oil and Gas Corporation to Cabot Corporation dated July 13, 1994, terminating certain provisions of the Standstill Agreement.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and
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CUSIP No. 028711109                                         Page 4 of 4 Pages
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correct.
                                                  CABOT CORPORATION
                                                  By: /s/ Robert Rothberg
                                                      -------------------
                                                      Robert Rothberg
                                                      Vice President